Exhibit 21.1

VARONIS SYSTEMS, INC. SUBSIDIARIES

Subsidiary	State/Country of Incorporation/Formation
Varonis Systems Ltd.	Israel
Varonis (UK) Limited	England
Varonis Systems (Deutschland) GmbH	Germany
Varonis France SAS	France
Varonis Systems Corp.	Canada (British Columbia)